UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

 (Title of Class of Securities)

292052107
(CUSIP Number)

Daniel S. Sternberg, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kien Huat Realty III Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 34,936,357
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 34,936,357
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,936,357
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14		TYPE OF REPORTING PERSON CO

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CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Kok Thay
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 34,936,357
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 34,936,357
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,936,357
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14		TYPE OF REPORTING PERSON IN

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This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 5 are hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction

On September 8, 2010, Mr. G. Michael Brown, who had been a director of the Issuer serving as Chairman of the Board at the recommendation of Kien Huat under the Investment Agreement, resigned from the Board due to health reasons.  On that date, Kien Huat nominated Joseph D’Amato, Chief Executive Officer of the Issuer, to replace Mr. Brown as director, and Emanuel Pearlman, a director of the issuer previously recommended by Kien Huat to serve on the Board, to replace Mr. Brown as Chairman of the Board, in accordance with the Investment Agreement.  The Board unanimously elected Messrs. D’Amato and Pearlman to serve in these positions.

Item 5.  Interest in Securities of the Issuer

(a-b)           As of the date hereof, including previously disclosed purchases pursuant to the Matching Rights more than 60 days prior to this Amendment, the Reporting Persons may be deemed to share beneficial ownership of 34,936,357 shares of Common Stock, representing approximately 50.3% of the outstanding Common Stock (based on 69,479,340 of Common Stock reported to be outstanding as of the close of business on August 11, 2010 by the Issuer in its quarterly report on Form 10-Q filed on August 12, 2010).   The 34,936,357 shares of Common Stock beneficially owned by the Reporting Persons represent less than 50% of the voting power of the voting securities of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2010

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director
/s/ Lim Kok Thay by Gerard Lim Lim Kok Thay